Exhibit 99.1

ENLIVEX THERAPEUTICS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

ENLIVEX THERAPEUTICS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ENLIVEX THERAPEUTICS LTD.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying balance sheets of Enlivex Therapeutics Ltd. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements).

We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

Basis for Opinion

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.

Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the respective accounts or disclosures to which they relate.

Accrued clinical trial expenses

Description of the matter -

As discussed in Note 2 to the consolidated financial statements, the Company records costs for clinical trial activities based upon estimates of costs incurred through the balance sheet date that have yet to be invoiced by the contract research organizations and other vendors.

Auditing the Company’s accruals for clinical trial activities is challenging due to the fact that information necessary to estimate the accruals for the services that have been received during the reporting period is accumulated from multiple sources, including the Company’s personnel who oversee the clinical trial activities, information from service providers and terms and conditions included in the contracts with the service providers.

In addition, in certain circumstances, the determination of the nature and level of services that have been received during the reporting period requires judgment because the historical timing and pattern of vendor invoicing does not correspond to the level of services provided, and there may be delays in invoicing from clinical study sites and other vendors.

How we addressed the matter in our audit –

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls that addressed the identified risks related to the Company’s process for recording accrued clinical trial expenses. Our procedures also included, among others, reviewing agreements and contract amendments entered into with vendors in connection with conducting clinical trials, evaluating the significant assumptions described above and the methods used in developing the clinical trial estimates, and calculating the amounts that were unpaid at the balance sheet date. We confirmed selected liabilities recorded directly with the third parties involved in performing research and development services on behalf of the Company. We also made direct inquiries of financial and clinical trial personnel regarding status and progress of clinical trials. We compared the current estimate of expenses incurred to estimates previously made by management and assessed the historical accuracy of management’s previous estimates. We also examined invoices issued and payments made to service providers after the consolidated balance sheet date.

/s/ Yarel + Partners
Yarel + Partners
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
March 31, 2025
We have served as the Company’s auditor since 2013.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2024	2023

ASSETS
Current Assets
Cash and cash equivalents (note 3)	$3,301	$813
Short-term interest-bearing deposits (note 4)	20,195	26,507
Prepaid expenses and other receivables (note 5)	2,299	1,336
Assets classified as held for sale (note 16)	198	5,108
Total Current Assets	25,993	33,764

Non-Current Assets
Property and equipment, net (note 6)	625	1,539
Other assets (notes 7 & 9)	1,069	1,528
Total Non-Current Assets	1,694	3,067
TOTAL ASSETS	$27,687	$36,831

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable trade (note 14)	$811	$827
Accrued expenses and other liabilities (note 8 & 14)	2,846	4,001
Liability classified as held for sale (note 16)	142	1,233
Total Current Liabilities	3,799	6,061

Non-Current Liabilities
Other long-term Liabilities (note 9)	299	686
Total Non-Current Liabilities	299	686

Commitments and Contingent Liabilities (note 10)

TOTAL LIABILITIES	4,098	6,747

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.40 par value: (note 11) Authorized: 45,000,000 shares as of December 31, 2024 and 2023; Issued and outstanding: 23,650,989 and 18,598,555 as of December 31, 2024 and 2023, respectively;	2,685	2,137
Additional paid in capital	146,910	138,939
Accumulated other comprehensive income	1,101	1,101
Accumulated deficit	(127,107)	(112,093)
TOTAL SHAREHOLDERS’ EQUITY	23,589	30,084
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$27,687	$36,831

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2024	2023	2022

Revenues	$-	$-	$-

Operating expenses:
Research and development expenses, net (note 17a)	10,623	19,012	18,693
General and administrative expenses (note 17b)	4,913	6,139	7,104
Other expenses (note 17c)	352	4,244	-
	15,888	29,395	25,797

Operating loss	(15,888)	(29,395)	(25,797)

Finance income (expenses), net (note 17d)	874	327	(5,263)

Net loss	$(15,014)	$(29,068)	$(31,060)

Other comprehensive gain
Total other comprehensive gain	-	-	-
Total comprehensive loss	$(15,014)	$(29,068)	$(31,060)

Basic & diluted loss per share	$(0.73)	$(1.56)	$(1.69)
Weighted average number of shares outstanding	20,513,992	18,574,484	18,394,886

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary Shares		Additional	Accumulated other
	Number of shares	Share capital	paid in capital	comprehensive income	Accumulated deficit	Total

JANUARY 1, 2022	18,331,507	$2,107	$133,796	$1,101	($51,965)	$85,039

Exercise of options	22,875	3	147	-	-	150
Restricted stock units vested	67,470	7	(7)	-	-	-
Stock based compensation	-	-	2,712	-	-	2,712
Net loss	-	-	-	-	(31,060)	(31,060)

DECEMBER 31, 2022	18,421,852	2,117	136,648	1,101	(83,025)	56,841

Issuance of shares for cash consideration of $513 net of $153 issuance costs	124,171	15	345	-	-	360
Restricted stock units vested	52,532	5	(5)	-	-	-
Stock based compensation	-	-	1,951	-	-	1,951
Net loss	-	-	-	-	(29,068)	(29,068)

DECEMBER 31, 2023	18,598,555	2,137	138,939	1,101	(112,093)	30,084

Issuance of shares for cash consideration of $7,098 net of $646 issuance costs	3,365,014	366	6,086	-	-	6,452
Restricted stock units vested	175,991	19	(19)	-	-	-
Exercise of Warrants	1,511,429	163	(161)	-	-	2
Stock based compensation	-	-	2,065	-	-	2,065
Net loss	-	-	-	-	(15,014)	(15,014)

DECEMBER 31, 2024	23,650,989	$2,685	$146,910	$1,101	$(127,107)	$23,589

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net loss	$(15,014)	$(29,068)	$(31,060)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	545	835	777
Capital gain on sale of property and equipment	(82)	(20)
Loss (income) on marketable securities and short-term bank deposits	(558)	(343)	1,983
Loss on assets and liabilities classified as held for sale	957	4,244	-
Non-cash operating lease expenses	297	696	831
Share-based compensation	2,065	1,951	2,712
Changes in operating assets and liability items:
Increase in prepaid expenses and other receivables	433	608	278
(Decrease) increase in accounts payable trade	(16)	(1,121)	1,168
(Decrease) increase in accrued expenses and other liabilities	(1,044)	(350)	684
Decrease in liability classified as held for sale	(327)	(101)	-
Operating lease liabilities	(264)	(854)	(1,326)
Net cash used in operating activities	(13,008)	(23,523)	(23,953)

Cash flows from investing activities
Purchase of property and equipment	(103)	(236)	(8,122)
Proceeds from sale of property and equipment	184	133	-
Proceeds from sale of assets and liabilities classified as held for sale	2,109	-	-
Investment in short-term interest-bearing bank deposits	(32,370)	(26,166)	(299)
Release of short-term interest-bearing bank deposits	39,239	301	10,004
Purchases of marketable securities	-	-	(1,608)
Proceeds from sale of marketable securities	-	-	62,549
Net cash provided by (used in) investing activities	9,059	(25,968)	62,524

Cash flows from financing activities
Proceeds from issuance of shares and warrants, net	6,452	360	-
Proceeds from exercise of warrants	2	-	-
Proceeds from exercise of options	-	-	150
Net cash provided by financing activities	6,454	360	150

Increase (decrease) in cash, cash equivalents and restricted cash	2,505	(49,131)	38,721
Cash, cash equivalents and restricted cash - beginning of year	1,226	50,357	11,636
Cash, cash equivalents and restricted cash - end of year	$3,731	$1,226	$50,357

Supplemental disclosures of cash flow information:

Cash paid for taxes	$-	$-	$-
Cash received for interest, net	$1,475	$1,565	$835

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL INFORMATION

a. General

Enlivex Therapeutics Ltd. (the “Parent” and, including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”) is a clinical-stage macrophage reprogramming immunotherapy company originally incorporated on January 22, 2012 under the laws of the State of Israel.

The Company is developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of debilitating and life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of certain diseases, which include osteoarthritis, sepsis and others.

AllocetraTM is based on the discoveries of Professor Dror Mevorach, an expert on immune activity, macrophage activation and clearance of dying (apoptotic) cells, in his laboratory in the Hadassah University Hospital located in the State of Israel.

The Company’s ordinary shares, par value of NIS 0.40 per share (“Ordinary Shares”), are traded under the symbol “ENLV” on both the Nasdaq Capital Market and on the Tel Aviv Stock Exchange.

b. Financial resources

The Company devotes substantially all of its efforts toward research and development activities and raising capital to support such activities. The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding before the Company achieves sustainable revenues and profit from operations.

Research and development activities have required significant capital investment since the Company’s inception. The Company expects that its operations will require additional cash investment to pursue the Company’s research and development activities, including preclinical studies, formulation development, clinical trials and related drug manufacturing. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company has incurred net losses since its inception, and, as of December 31, 2024, had an accumulated deficit of $127,107 thousand.

The Company expects to continue to incur losses for at least the next several years, and the Company will need to raise debt or equity financing or enter into partnerships to fund its development. If the Company is not able to achieve its funding requirements, it may be required to reduce discretionary spending, may not be able to continue the development of its product candidates and may be required to delay its development programs, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. There can be no assurances that additional financing will be secured or, if secured, will be on favorable terms.

The ability of the Company to transition to profitability in the longer term is dependent on a combination of factors, including (i) successfully obtaining additional financing discussed above; (ii) the Company’s ability to successfully begin marketing of its product candidates or complete revenue-generating partnerships with other companies; (iii) the success of its research and development; (iv) the impact of competition from other biotechnology and pharmaceutical companies that may develop competitive therapies; and (v) regulatory approval and market acceptance of the Company’s product candidates.

The Company’s management and board of directors (the “Board”) are of the opinion that the Company’s current financial resources will be sufficient to continue the development of the Company’s product candidates for at least twelve months following the filing of these financial statements with the U.S. Securities and Exchange Commission. The Company may determine, however, to raise additional capital during such period as the Board deems prudent. The Company’s management plans to finance its operations with issuances of the Company’s equity securities and, in the longer term, revenues. There are no assurances, however, that the Company will be successful in obtaining the financing necessary for its long-term development. The Company’s ability to continue to operate in the long term is dependent upon additional financial support.

c. Approval of financial statements

These financial statements were approved by the Board on March 31, 2025.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company’s audited consolidated financial statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024 have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). Any reference in these notes to applicable guidance refers to GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The accompanying consolidated financial statements include the accounts of the Company, Enlivex Therapeutics R&D Ltd. and Enlivex Therapeutics RDO Ltd., its wholly owned subsidiaries incorporated in Israel, and Enlivex Therapeutics Inc., its wholly owned subsidiary incorporated in the State of Delaware.

All intercompany accounts and transactions have been eliminated in consolidation.

The significant accounting policies described below have been applied on a consistent basis for all years presented.

The financial statements have been prepared on the basis of historical cost, subject to adjustment of financial assets and liabilities to their fair value through profit or loss. The Company classifies its expenses on the statement of comprehensive loss based on the operating characteristics of such expenses.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions, it also requires that management exercise its judgment in applying the Company’s accounting policies. The Company’s management believes that the estimates, judgments and assumptions used were reasonable based upon information available at the time they were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts in the statements of operations during each reporting period. Actual results could differ materially from those estimates.

Functional currency and translation to the reporting currency

The functional currency of the Company is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which the Company operates and expects to continue to operate in the foreseeable future.

Transactions other than in the functional currency are translated at the approximate U.S. dollar exchange rate in effect at the time of the transaction.

The following table presents data regarding U.S. dollar exchange rates with respect to the New Israeli Shekel (“NIS”):

	At December 31,
	2024	2023	2022

1 U.S. $ =	NIS 3.647	NIS 3.627	NIS 3.519
Increase during the year	0.55%	3.07%	13.15%

Cash and cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted cash

Amounts included in restricted cash are held in interest bearing saving accounts and represent cash amounts required to be set aside by a contractual agreement for the rental of the Company’s premises and for credit cards and cash amounts required to be set aside by other contractual agreements.

Marketable securities

The Company has an investment policy that includes guidelines on acceptable investment securities, minimum credit quality, maturity parameters, and concentration and diversification. The Company may invest its excess cash in mutual funds that are classified based on the nature of their underlying securities and their availability for use in current operations. The Company’s marketable equity securities are measured at fair value with gains and losses recognized in finance income (expenses), net.

Net losses recognized on equity securities for the years ended December 31, 2024, 2023 and 2022 were $0, $0 and $(1,983) thousand, respectively.

Property and equipment

Property and equipment are stated at historical cost less depreciation. Assets are depreciated using the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

%
Computers	33.33
Office furniture and equipment	7
Leasehold improvements	16.67
Laboratory equipment	15-30

Impairment of non-financial assets

The long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, “Property, Plant, and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. ASC 360 requires three steps to identify, recognize and measure the impairment of a long-lived asset (asset group) to be held and used:

Step 1 - consider whether indicators of impairment are present;

Step 2 - if indicators of impairment are present, perform a recoverability test comparing the sum of the estimated undiscounted cash flows attributable to the long-lived asset or asset group in question to the carrying amount of the long-lived asset or asset group; and

Step 3 - if the undiscounted cash flows used in the recoverability test are less than the carrying amount of the long-lived asset (asset group), estimate the fair value of the long-lived asset or asset group and recognize an impairment loss when the carrying amount of the long-lived asset or asset group exceeds the estimated fair value.

During the years 2024, 2023, and 2022, no impairment losses were identified, other than with respect to assets held for sale. See Note 16.

Segment reporting

An operating segment is identified as a component of an enterprise that engages in business activities about which separate discrete financial information and operating results are regularly reviewed by the chief operating decision-maker (“CODM”) in making decisions regarding resource allocation and assessing performance.

The Company’s CODM is the Company’s senior executive management, which is composed of the Executive Chairman of the Board, the Chief Executive Officer and the Vice President Medical Officer.

The Company operates in a single operating segment – the development of a universal, off-the-shelf cell therapy platform designed to restore the homeostatic state of macrophages for the treatment of inflammatory diseases.

The CODM assesses performance for the segment and decides how to allocate resources based on consolidated net loss as reported on the statement of operations, after taking into account the Company’s strategic priorities, its cash balance, and its expected use of cash.

The CODM uses consolidated net loss to monitor budget versus actual results on a monthly basis to timely identify deviations from expected results, which is used in assessing performance and deciding where to allocate resources predominantly in the annual budget and forecasting process.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024, and 2023, all of the Company’s long-lived assets were located in Israel.

All required significant financial segment information can be found within the consolidated financial statements.

Leases

In accordance with ASU No. 2016-02, Leases (Topic 842), right-of-use (“ROU”) assets represent our right to use the underlying leased assets over the lease term, and lease liabilities represent our obligation to make lease payments arising from the related leases. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Lease terms may include options to extend or terminate the lease when we believe it is reasonably certain that we will exercise such options. Operating lease ROU assets are reported in other assets, and operating lease liabilities are reported in accounts payable and accrued liabilities (current), and other long-term liabilities (non-current) in our consolidated balance sheets.

Because the Company’s leases do not provide an implicit interest rate, the Company uses its estimated incremental borrowing rate to determine the present value of lease payments. Lease expenses for operating lease payments are recognized on a straight-line basis over the lease term, and the related ROU assets and liabilities are reduced to the present value of the remaining lease payments at the end of each period. Short-term leases (with a term of 12 months or less) are not recorded as ROU assets or liabilities in the consolidated balance sheets. The Company’s lease agreements include rental payments that adjust periodically for inflation and do not contain any material residual value guarantees or material restrictive covenants.

Assets and liabilities classified as held for sale

The Company classifies an asset group (an “asset”) as held for sale in the period during which (i) the Company has approved and committed to a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions required to sell the asset have been initiated, (iv) the sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year, (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be abandoned. The Company initially and subsequently measures a long-lived asset that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in operating loss for the period in which the held for sale criteria are met. Upon designation as an asset held for sale, the Company stops recording depreciation or amortization expense on the asset. The Company assesses the fair value of assets held for sale less any costs to sell at each reporting period until the asset is no longer classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated balance sheets. The Company classified certain long-lived assets and liabilities as held for sale as of December 31, 2024 and 2023 and recorded impairment charges of $957 thousand and $4,244 thousand, respectively, for the years then ended.

Stock-based compensation

The Company accounts for stock-based compensation arrangements with employees and non-employees using a fair value method which requires the recognition of compensation expense for costs related to all stock-based payments including stock options. The fair value method requires the Company to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model to estimate the fair value of options granted that are expensed on a straight-line basis over the requisite service period, which is generally the vesting period. The Company accounts for forfeitures as they occur. Option valuation models, including the Black-Scholes option-pricing model, require the input of several assumptions. Changes in the assumptions used can materially affect the grant-date fair value of an award. These assumptions include the risk-free interest rate, expected dividend yield, expected volatility and the expected life of the award.

Employee benefits

The Company is required by Israeli law to make severance payments to Israeli employees upon their dismissal or termination of employment in certain circumstances. The Company operates a number of post-employment defined contribution plans. A defined contribution plan is a program that benefits an employee after termination of employment, under which the Company regularly makes fixed payments to a fund administered by a separate and independent entity so that the Company has no legal or constructive obligation to pay additional contributions if such fund does not contain sufficient assets to pay all employees the benefits to which they may be entitled relating to employee service in the current and prior periods. The fund assets are not included in the Company’s consolidated balance sheets. The Company operates pension and severance compensation plans subject to Section 14 of the Israeli Severance Pay Law. The plans are funded through payments to insurance companies or pension funds administered by trustees. In accordance with its terms, the plans meet the definition of a defined contribution plan.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Short term employee benefits - Labor laws in Israel entitle every employee to vacation days, paid sick leave and recreation pay, computed annually. The Company recognizes a liability and an expense in respect of vacation and recreation pay based on the individual entitlement of each employee.

Revenue recognition

The Company has not yet generated any revenue from product sales or otherwise.

Research and development expenses, net

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, share-based compensation expenses, payroll taxes and other employee benefits, subcontractors and materials used for research and development activities, including clinical trials, manufacturing costs, consulting fees and facilities and overhead costs. All costs associated with research and developments are expensed as incurred. As of December 31, 2024, the Company had not yet capitalized development expenses. Costs incurred in purchasing technology assets and intellectual property are charged to research and development expense if the technology has not been conclusively proven to be feasible and has no alternative future use.

Grants received from Israel Innovation Authority, Ministry of Industry, Trade and Labor (the “IIA”), are recognized when the grant becomes receivable, provided there is reasonable assurance that the Company will comply with the conditions attached to the grant and there was reasonable assurance the grant will be received. The grant is deducted from the research and development expenses as the applicable costs are incurred.

Clinical trial expenses are charged to research and development expenses as incurred. The Company’s objective is to reflect the appropriate trial expense in the consolidated financial statements by matching the appropriate expenses with the period in which services and efforts are expended. In the event advance payments are made, the payments are recorded as assets, which are expensed as services are rendered.

Clinical trial accruals

The Company makes estimates of its accrued expenses as of each balance sheet date in the financial statements based on the facts and circumstances known at that time. Accrued expenses for preclinical studies and clinical trials are based on estimates of costs incurred and fees that may be associated with services provided by contract research organizations, clinical trial sites and other clinical trial-related activities. Payments under certain contracts with such parties depend on factors such as successful enrollment of patients, site initiation and the completion of clinical trial milestones. If possible, the Company obtains information regarding unbilled services directly from these service providers. However, the Company may be required to estimate these services based on other available information. If the Company underestimates or overestimates the activities or fees associated with a study or service at a given point in time, adjustments to research and development expenses may be necessary in future periods. Historically, estimated accrued liabilities have approximated actual expense incurred.

General and administrative

General and administrative expenses consist of compensation and related benefits, including stock-based compensation, for executive and corporate personnel; professional and consulting fees; and allocated overhead, such as facilities and equipment rent and maintenance, insurance costs allocated to general and administrative expenses, costs of patent applications, maintenance, depreciation expense and other miscellaneous expenses which are allocated to general and administrative expense.

Patents

The Company expenses all costs associated with patents (including application fees, and the legal and consulting expenses related to making such applications) for product candidates under development as incurred. As a result of the Company’s research and development efforts, the Company regularly applies for patents to protect proprietary technology and inventions. To date, the Company has not capitalized patent costs. The Company recorded charges to general and administrative expenses in the accompanying statements of operations and comprehensive loss of approximately $180 thousand, $391 thousand and $536 thousand for the years ended December 31, 2024, 2023 and 2022, respectively, related to patent costs.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income taxes

The Company accounts for income taxes in accordance with ASC 740-10 “Accounting for Income Taxes”, which requires the use of the liability method of accounting for income taxes, whereby deferred tax asset and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

As the Company is currently engaged primarily in development activities and is not expected to generate taxable income in the foreseeable future, the Company provides a valuation allowance to reduce deferred tax assets to their estimated realizable value.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2024, the Company had no accruals for uncertain tax positions.

Loss per share

Basic loss per share is calculated based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of Ordinary Shares outstanding during each year, plus dilutive potential shares in accordance with ASC 260, “Earnings per Share.”

All outstanding restricted stock units, options and warrants for the years ended December 31, 2024, 2023 and 2022 have been excluded from the calculation of diluted net loss per share because all such securities are anti-dilutive for all such years. For the years ended December 31, 2024, 2023 and 2022, the total weighted average number of shares related to outstanding potential shares excluded from the calculations of diluted net loss per share was 3,683,488, 3,144,994 and 2,902,423, respectively. The following data show the amounts used in computing loss per share and the effect on loss:

(in thousands except share and per share data)	Year ended December 31,
Basic and diluted loss per share:	2024	2023	2022
Loss from continuing operations	$(15,014)	$(29,068)	$(31,060)

Number of common shares at the beginning of the year	18,598,555	18,421,852	18,331,507
Weighted average number of shares issued for cash	1,528,695	110,249	-
Weighted average number of stock options exercised	-	-	13,015
Weighted average number of restricted stock units vested	72,826	42,383	50,364
Weighted average number of warrants exercised	313,916	-	-
Number of shares used in per share computation	20,513,992	18,574,484	18,394,886

Basic and diluted net loss per share	$(0.73)	$(1.56)	$(1.69)

Concentrations of credit risk:

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and bank deposits.

Cash and cash equivalents, restricted cash and deposits are invested in major banks in Israel. Such deposits in Israel are not insured. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company had no foreign exchange contracts or any other hedging arrangements as of December 31, 2024.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair value of financial instruments

The Company applies ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”),the guidance defines fair value, provides guidance for measuring fair value and requires certain disclosures. The guidance does not apply to measurements related to share-based payments. The guidance discusses valuation techniques such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, deposits, accounts receivable, accounts payable, accrued liabilities, and lease liability. Fair value estimates of these instruments are made at each reporting period end based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities are generally considered to be representative of their respective fair values because of the short-term nature of those instruments. The Company believes that the fair value of the lease liability approximates its carrying value.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.

The financial instruments presented on the balance sheet at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - inputs other than quoted prices included within level 1 that are observable either directly or indirectly.

Level 3 - inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Accumulated other comprehensive income (loss)

Comprehensive income (loss) is the change in shareholders’ equity from transactions and other events and circumstances other than those resulting from investments by shareholders and distributions to shareholders.

The Company accounts for comprehensive income (loss) in accordance with ASC 220, “Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general-purpose financial statements.

Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation. Such reclassifications did not have any significant impact on the Company’s equity, net income or cash flows.

Recently Adopted Accounting Standards

From time to time, the Financial Accounting Standards Board (the “FASB”) or other standard-setting bodies issue accounting standards that are adopted by the Company as of the specified effective date.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU No. 2023-07”), which intends to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted ASU No. 2023-07 on January 1, 2024 retrospectively, and the adoption did not have a material effect on the Company’s consolidated financial statements. Refer to “Segment reporting” in Note 2 for further details.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In November 2024, the FASB issued ASU No. 2024-04, Debt-Debt with Conversion and Other Options (Subtopic 470-20) (“ASU No. 2024-04”), which intends to clarify the conditions in which induced conversion applies to convertible debt by outlining three criteria that must be met for an entity to apply the induced conversion model. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2025 (and interim reporting periods within those annual reporting periods). Early adoption is permitted as of the beginning of a reporting period if the entity has also adopted ASU 2020-06 for that period. The Company early adopted ASU 2024-04 on January 1, 2024 on a prospective basis, and the adoption did not have a material effect on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Effective

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to provide enhancements to annual income tax disclosures. The standard will require more detailed information in the rate reconciliation table and for income taxes paid, among other enhancements. The standard is effective for years beginning after December 15, 2024, and early adoption is permitted. The Company does not believe that adoption of this ASU will have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU No. 2024-03”), which requires disaggregated disclosure of income statement expenses for public business entities. The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. For public business entities, it is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted.

The amendments in this ASU will apply prospectively; however, public business entities are permitted to apply the amendments in the ASU retrospectively, The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheet, including location of amounts reported in the accompanying consolidated balance sheets, that sum to the total of the same such amounts shown in the statement of cash flows.

	December 31,
(in thousands)	2024	2023

Cash held in banks	$2,257	$813
Bank deposits in U.S. $ with original maturities of three months or less (annual average interest rate 2024 - 3.16%)	1,044	-
Total cash and cash equivalents	3,301	813
Restricted cash – current – Prepaid expenses and other receivables	113	113
Restricted cash – noncurrent – Other assets	317	300
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$3,731	$1,226

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – SHORT TERM DEPOSITS

	December 31,
(in thousands)	2024	2023

Bank deposits in U.S. $ (annual average interest rates 5.863% and 6.195%)	$9,259	$6,240
Bank deposits in NIS (annual average interest rates 4.410% and 4.568%)	10,936	20,267
	$20,195	$26,507

NOTE 5 – PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
(in thousands)	2024	2023

Prepaid expenses	$884	$1,107
Tax authorities	68	116
Receivables on account of assets sold	1,234	-
Others	113	113
	$2,299	$1,336

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

	December 31,
(in thousands)	2024	2023

Cost:
Laboratory equipment	$2,094	$2,387
Computers	462	342
Office furniture & equipment	124	249
Leasehold improvements	947	1,431
Total cost	3,627	4,409
Accumulated depreciation:
Laboratory equipment	1,969	1,887
Computers	328	264
Office furniture & equipment	40	41
Leasehold improvements	665	678
Total accumulated depreciation	3,002	2,870
Depreciated cost	$625	$1,539

For the years ended December 31, 2024, 2023 and 2022, depreciation expenses were $545 thousand, $835 thousand and $777 thousand, respectively.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – OTHER ASSETS

	December 31,
(in thousands)	2024	2023

Restricted cash	$317	$300
Receivables on account of assets sold	206	-
Long term deposit	8	8
Long-term prepaid expenses	10	179
Right-of-Use assets, net	528	1,041
	$1,069	$1,528

NOTE 8 – ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
(in thousands)	2024	2023

Vacation, convalescence and bonus accruals	$1,407	$889
Employees and payroll related	279	422
Short-term operating lease liabilities	235	346
Accrued expenses and other	925	2,344
	$2,846	$4,001

NOTE 9 – LEASES

The Company determines if a contract contains a lease at inception and recognizes operating lease ROU assets and operating lease liabilities based on the present value of the future minimum lease payments at the commencement date. As the Company’s leases do not provide an implicit interest rate, management develops incremental borrowing rates based on the information available at the commencement date in determining the present value of future payments. Lease expenses are recognized on a straight-line basis over the lease term.

At December 31, 2024, the Company’s operating leases were as follows:

In July 2018, the Company entered into a lease agreement for offices, laboratory space and parking at the Science Park in Nes Ziona, Israel for approximately 420 square meters of space. The lease for this space expired on August 31, 2023, at which time the Company extended the lease for an additional 60-month period.

In October 2020, the Company entered into an additional lease agreement at the Science Park in Nes Ziona, Israel for approximately 421 square meters of space. The lease for this space expires on September 30, 2025, at which time the Company may extend the lease for an additional 33-month period.

On July 29, 2021, the Company entered into an additional lease agreement in Nes Ziona, which added 455 square meters of office space to the existing leased space. The lease for the additional 455 square meters is for a period of 63 months, which commenced on August 1, 2021. The lease expires on October 31, 2026 with an option to extend the lease for an additional 22 months.

At the time the Company entered into each of the Nes Ziona lease agreements, the Company was not reasonably certain that it would exercise the extension option contained therein and therefore did not include the extension options in the determination of the total lease terms for accounting purposes.

During 2024, the Company decided to sell the lease rights under the lease agreement entered into on July 29, 2021, together with the leasehold improvements installed in the leased property. The ROU asset and lease liability were recorded as Assets classified as held for sale and Liability classified as held for sale, respectively. See note 16.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 the Company was a party to seven vehicle lease agreements. All vehicle lease agreements are for 36 months periods.

	Year ended December 31,
(in thousands)	2024	2023	2022

The components of lease expense were as follows: Operating leases expenses	$324	$863	$1,037

Cash flow information related to operating leases: Cash used in operating activities	$312	$766	$875

Non-cash activity - Right of use assets obtained in exchange for new operating lease liabilities	$25	$689	$179

Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:

	December 31,
(in thousands)	2024	2023
Other assets - ROU assets	$1,176	$2,161
Accumulated amortization	648	1,120
Operating lease ROU assets, net	$528	$1,041

Lease liabilities – current - Accounts payable and accrued liabilities	$235	$346
Lease liabilities – noncurrent	299	686
Total operating lease liabilities	$534	$1,032

Weighted average remaining lease term in years	2.85	3.3
Weighted average annual discount rate	8.5%	6.7%

(in thousands)

Maturities of undiscounted operating lease liabilities as of December 31, 2024, were as follows:

2025	$275
2026	125
2027	121
2028	88
Total undiscounted lease liability	609
Less: Imputed interest	(75)
Present value of lease liabilities	$534

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES

a) Obligation to pay royalties to the State of Israel

The Company is required to pay royalties to the State of Israel (represented by the IIA), computed on the basis of proceeds from the sale or license of products for development supported by IIA grants. These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the U.S. dollar) received by the Company plus annual interest.

The aggregate contingent obligation payable by the Company to the State of Israel as of December 31, 2024 was approximately $9.8 million, which represented the gross amount of grants received by the Company from the IIA, including accrued interest. As of December 31, 2024, the Company had not paid any royalties to the IIA.

In January 2022, the Company submitted a new grant application to the IIA to approve an expenditure of $4.8 million for its clinical development program for the prevention of cytokine storms and organ dysfunction associated with sepsis for a period that commenced January 1, 2022 and ended December 31, 2022. In May 2022, the IIA approved this application in the amount of $1 million for expenses associated with the ongoing sepsis clinical Phase II trial.

b) Executive Chairman Agreement

On September 7, 2018 the Company entered into an agreement with its Executive Chairman. Pursuant to the agreement, upon termination of the Chairman’s board service, under certain conditions defined in the agreement, the Executive Chairman will be entitled to receive an amount of up to three times his then annual base retainer plus the value of accrued benefits. As of December 31, 2024, no termination liability was accrued or payable.

On November 4, 2021 the Company and the Executive Chairman entered into an amendment to the foregoing agreement, granting the Executive Chairman 3.33% of future gross proceeds actually received by the Company during the first five (5) years following consummation of a commercial transaction involving the Company or sale of the Company, in each case as defined in the amendment. In the case of a commercial transaction, the fee with respect to such commercial transaction would become payable only once the aggregate consideration actually received by the Company in respect of such commercial transaction is equal to or greater than $20 million.

c) Litigation

From time to time, the Company may be involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. Management believes that there were no claims or actions pending against the Company at December 31, 2024 which will have, individually or in the aggregate, a material adverse effect on the Company’s business, liquidity, financial position or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in such matters may arise from time to time that may harm the Company’s business.

NOTE 11 – EQUITY

a) Ordinary Shares confer upon their holders the right to attend and vote in general shareholders’ meetings, to share in the distribution of dividends if and when declared by the Board and the right to receive assets of the Company upon its liquidation.

b) On May 27, 2024, the Company entered into a securities purchase agreement with a single institutional investor in connection with the issuance and sale by the Company in a registered direct offering (the “Offering”) of (i) 2,060,000 Ordinary Shares, (ii) pre-funded warrants to purchase up to 1,511,429 Ordinary Shares (the “Pre-Funded Warrants”), (iii) Series A warrants to purchase up to 3,571,429 Ordinary Shares (the “Series A Warrants”) and (iv) Series B warrants to purchase up to 3,571,429 Ordinary Shares (the “Series B Warrants” and, together with the Series A Warrants, the “Investor Warrants”), at a combined purchase price of (a) $1.40 per Ordinary Share and the associated Investor Warrants, each to purchase one Ordinary Share, and (b) $1.399 per Pre-Funded Warrant and the associated Investor Warrants, each to purchase one Ordinary Share, pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-364561) and related base prospectus and prospectus supplement.

Each Investor Warrant has an exercise price of $1.40 per Ordinary Share and became immediately exercisable upon issuance.

The Series A Warrants expire upon the earlier of 18 months following the issuance date and 60 days following the Company’s public announcement of positive topline trial results of AllocetraTM for the treatment of moderate-to-severe knee osteoarthritis (the “Series A Milestone Event”).

The Series B warrants expire upon the earlier of five and one-half years following the issuance date and 60 days following the Company’s public announcement of its filing with the U.S. Food and Drug Administration for approval for AllocetraTM’s osteoarthritis related indication (the “Series B Milestone Event”).

Each Pre-Funded Warrant had an exercise price of $0.001 per Ordinary Share and became immediately exercisable upon issuance with no expiration date.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

H.C. Wainwright & Co. (“Wainwright”) acted as placement agent in connection with the Offering, and in consideration therefor the Company agreed to register and issue to Wainwright warrants (the “Placement Agent Warrants”) to purchase up to 250,000 Ordinary Shares. The Placement Agent Warrants comprise Series A Warrants to purchase 125,000 Ordinary Shares and Series B Warrants to purchase 125,000 Ordinary Shares, containing the same terms as the Investor Warrants, except that they are exercisable at a price of $1.75 per Ordinary Share, and the Series B Warrants will expire upon the earlier of five years following the commencement of the sale of the securities offered in the Offering and 60 days following the Series B Milestone Event.

In addition, the Company agreed to pay Wainwright an aggregate cash fee equal to 7% of the gross proceeds raised in the Offering, a management fee equal to 1% of the gross proceeds raised in the Offering and $90,950 for various fees and expenses.

The Offering closed on May 29, 2024. The net proceeds from the Offering were approximately $4.5 million after deducting Wainwright’s fees and other expenses relating to the Offering.

During the second half of 2024, all Pre-Funded Warrants were exercised for 1,511,429 Ordinary Shares.

c) During 2024, the Company entered into an investor relations agreement with a third party for monthly cash compensation of $8 thousand and the issuance of 50,000 warrants to purchase Ordinary Shares, of which 25,000 have an exercise price of $3.25 per share and 25,000 have an exercise price of $4.25 per share. The warrants were issued on November 26, 2024, become exercisable on November 26, 2024 and will expire on February 2, 2027.

d) On December 30, 2022 the Company entered into an agreement (the “ATM Agreement”), with Cantor Fitzgerald & Co. and JMP Securities LLC (each referred to as an “Agent”, and together, the “Agents”), as sales agents, pursuant to which the Company may elect to sell, but is not obligated to sell, Ordinary Shares having an aggregate offering price of up to $100,000,000 from time to time through the Agents. The offer and sale of Ordinary Shares by the Company under the ATM Agreement may be made in transactions that will be deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on or through the Nasdaq Capital Market, or any other existing trading market in the United States for the Ordinary Shares, sales made to or through a market maker other than on an exchange or otherwise, directly to an Agent as principal, in negotiated transactions, or in any other method permitted by law, which may include block trades. The Company has agreed to pay the Agents an aggregate commission of 3% of the gross sales price from each sale of Ordinary Shares under the ATM Agreement.

During 2024 and 2023, the Company sold an aggregate of 1,305,014 and 124,171 Ordinary Shares, respectively, under the ATM Agreement, resulting in a gross aggregate offering price of $2,100 thousand and $513 thousand at a gross average price per share of $1.61 and $4.11, respectively. Issuance expenses totaled $63 thousand and $153 thousand, respectively.

e) Each of the Company’s outstanding warrants entitles the holder to exercise such warrant for one Ordinary Share and does not confer upon such holder any rights as an ordinary shareholder until such holder exercises such holder’s warrants and acquires the Ordinary Shares.

All Company warrants are classified as a component of shareholders’ equity because such warrants are free standing financial instruments that are legally detachable, separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of Ordinary Shares upon exercise, requires physical settlement and do not provide any guarantee of value or return (unless, in accordance with ASC 815-40-55-3, there is a fundamental transaction, as defined in the warrant agreements, which allows the holders of the warrants to receive the same form of consideration payable to the holders of Ordinary Shares, in which case equity treatment is not precluded).

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table contains additional information concerning warrants activity for the years 2024 and 2023:

	For the year ended December 31,
	2024		2023
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding at the beginning of the year	202,251	$23.31	202,251	$23.31
Issued	8,954,287	$1.19	-	-
Exercised	(1,511,429)	$0.001	-	$-
Outstanding and exercisable at year-end	7,645,109	$2.007	202,251	$23.31

Set forth below is data regarding the range of exercise prices and remaining contractual life (in years) for warrants outstanding at December 31, 2024:

Number of Warrants	Exercise Price Per Share	Issuance date	Expiration date
22,750	$10.00	February 26, 2020	February 24, 2025
160,727	$25.00	February 12, 2021	February 9, 2026
18,774	$25.00	February 17, 2021	February 9, 2026
3,571,429	$1.40	May 29, 2024	December 1, 2025(i)
3,571,429	$1.40	May 29, 2024	November 29, 2029 (ii)
125,000	$1.75	May 29, 2024	December 1, 2025(i)
125,000	$1.75	May 29, 2024	May 27, 2029 (iii)
25,000	$3.25	November 26, 2024	February 2, 2027
25,000	$4.25	November 26, 2024	February 2, 2027
7,645,109

(i)	The earlier of (a) December 1, 2025 and (b) the 60th day following the occurrence of the Series A Milestone Event.
(ii)	The earlier of (a) November 29, 2029 and (b) the 60th day following the occurrence of the Series B Milestone Event.
(iii)	The earlier of (a) May 27, 2029 and (b) 60 days following the Series B Milestone Event.

NOTE 12 – SHARE-BASED COMPENSATION

a) Equity Incentive Plan – general

As of December 31, 2024, 6,900,704 Ordinary Shares were authorized for issuance to employees, directors and consultants under the 2019 Equity Incentive Plan (the “2019 Plan”), of which 2,121,494 shares were available for future grant.

Options granted under the 2019 Plan generally expire ten years following the date of grant. Upon termination of an award recipient’s employment or other relationship with the Company, restricted shares and options cease vesting and unvested shares and options are forfeited. Forfeited shares and shares underlying forfeited or expired options become available for future grant under the 2019 Plan.

On February 15, 2024, the Board approved the extension of the term of the options to purchase Ordinary Shares that had been granted to serving directors, officers and employees of the Company during 2015 through 2019, so that such options shall expire on December 31, 2033. With respect to the Company’s directors and the CEO, the extension was approved by the Company’s shareholders on November 7, 2024. The Company recorded expenses of $564 thousand with respect to such option term extension.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b) Stock option information

The estimated fair value of stock option awards was determined on the date of grant using the Black-Scholes option valuation model using the following assumptions during the periods indicated:

	Year ended December 31,
	2024	2023	2022
Weighted Average Risk-free interest rate	4.21%	4.65%	3.41%
Dividend yield	-	-	-
Weighted Average Volatility factor	89.73%	84.83%	91.62%
Weighted Average Expected life of the options	5	5	5

The following table contains additional information concerning options granted under the existing stock-option plan:

	For the year ended December 31,
	2024		2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of the year	2,842,496	$5.63	2,939,434	$5.85	2,142,547	$6.02
Granted	265,000	$3.11	53,192	$3.53	860,492	$5.49
Forfeited and expired	(209,481)	$6.05	(150,130)	$9.31	(40,730)	$6.42
Exercised	-	$-	-	$-	(22,875)	$6.49
Outstanding at end of the year	2,898,015	$5.37	2,842,496	$5.63	2,939,434	$5.85
Exercisable at end of the year	2,315,048	$5.46	2,245,993	$5.53	1,953,429	$5.55

Following is a summary of changes in nonvested shares granted:

	For the year ended December 31,
	2024		2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the year	596,503	$5.53	986,005	$6.46	529,082	$8.69
Granted	265,000	$3.11	53,192	$3.53	860,492	$5.49
Vested during the year	(233,473)	$5.88	(384,203)	$7.35	(370,839)	$7.14
Forfeited during the year	(45,063)	$4.43	(58,491)	$7.16	(32,730)	$6.43
Balance at end of the year	582,967	$4.38	596,503	$5.53	986,005	$6.46

The weighted-average fair values at grant date of options granted during the years ended December 31, 2024, 2023 and 2022 were $2.27, $3.53 and $5.49, respectively.

The total unrecognized estimated compensation cost related to non-vested stock options granted until December 31, 2024 was $636 thousand, which is expected to be recognized over a weighted average period of 1.49 years.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c) Set forth below is data regarding the range of exercise prices and remaining contractual life (in years) for options outstanding at December 31, 2024:

Exercise price	Number of options outstanding	Remaining contractual Life (in years)	Intrinsic Value of Options Outstanding	No. of options exercisable
			(in thousands)
$1.42	15,000	9.50	$-	-
$2.69	90,304	2.18	-	90,304
$2.69	559,288	9.01	-	559,288
$3.21	224,000	9.13	-	-
$3.53	53,192	8.84	-	13,298
$3.66	250,000	5.34	-	250,000
$4.68	31,500	5.25	-	31,500
$5.34	152,250	7.25	-	78,500
$5.34	442,410	7.88	-	287,087
$5.97	150,000	7.88	-	75,000
$6.22	147,536	1.47	-	147,536
$6.22	332,110	9.01	-	332,110
$8.19	150,000	9.01	-	150,000
$9.02	40,500	5.87	-	40,500
$10.12	2,421	3.87	-	2,421
$10.12	6,534	9.01	-	6,534
$12.23	250,000	6.41	-	250,000
$21.40	970	9.01	-	970
	2,898,015		$-	2,315,048

The total intrinsic value of options exercised during 2024 was $0.

d) The following table contains information concerning restricted stock units granted under the existing equity incentive plans:

	For the year ended December 31,
	2024		2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Nonvested at beginning of period	621,135	$3.14	157,560	$10.02	229,331	$10.08
Granted	825,687	$1.266	529,854	$1.90	-	$-
Vested	(175,991)	$4.06	(52,521)	$10.05	(67,458)	$9.91
Forfeited	(36,259)	$2.75	(13,758)	$9.77	(4,313)	$14.67
Nonvested at end of period	1,234,572	$1.77	621,135	$3.14	157,560	$10.02

The Company estimates the fair value of restricted stock units based on the closing sales price of the Ordinary Shares on the date of grant (or the closing bid price if no sales were reported). For the years ended December 31, 2024, 2023 and 2022, the Company recognized $658 thousand, $481 thousand and $744 thousand, respectively, of share-based compensation expense related to restricted stock units. Total share-based compensation expense related to restricted stock units not yet recognized as of December 31, 2024 was $1,300 thousand, which is expected to be recognized over a weighted average period of 2 years.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e) The following table summarizes share-based compensation expenses related to grants under the 2019 Plan included in the statements of operations:

	Year ended December 31,
(in thousands)	2024	2023	2022
Research & development	$916	$524	$876
General & administrative	1,149	1,427	1,836
Total	$2,065	$1,951	$2,712

NOTE 13 – TAXES ON INCOME

a. The Israeli corporate tax rate is 23%.

b. The Company has not paid income taxes since its incorporation. Tax assessments through the year ended December 31, 2018 are deemed to be final.

c. The Parent and its subsidiaries are taxed separately.

The Company measures its results for tax purposes in nominal terms in NIS based on financial reporting under Israeli accounting principles; therefore, there are differences between the Company’s taxable income (loss) and income (loss) reflected in these financial statements.

As of December 31, 2024, the Parent had the following loss carry-forwards:

(i)	Approximately $40 million deductible only against sale of assets and/or activities in connection with income generated from its clinical development programs prior to the Company’s merger transaction in March 2019.

(ii)	Approximately $19 million, arising after the Company’s merger transaction in March 2019, deductible from future taxable income.

As of December 31, 2024, Enlivex Therapeutics R&D Ltd. and Enlivex Therapeutics RDO Ltd. had loss carry-forwards amounting to approximately $58 million and $1.7 million, respectively, deductible from future taxable income.   These losses carry-forward have no expiration date.

d. The components of the provision for income taxes are as follows:

Year ended December 31,
(in thousands)	2024	2023	2022
Current tax	$-	$-	$-
Deferred tax	-	-	-
Provision for income taxes, net	$-	$-	$-

e. A reconciliation between the Company’s effective tax rate and the statutory rate are as follows:

	Year ended December 31,
	2024	2023	2022
Statutory tax rate	23%	23%	23%
Permanent differences	1%	1%	-%
Exchange rate differences	-%	(3)%	(3)%
Change in valuation allowance	(24)%	(21)%	(20)%
Effective tax rate	-	-	-

f. Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes.

As of December 31, 2024, the Company had provided a full valuation allowance in respect of deferred tax assets. Management currently believes that because the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carry-forward and other temporary differences will not be realized for the foreseeable future.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Components of the Company’s deferred tax liabilities and assets are as follows:

	Year ended December 31,
(in thousands)	2024	2023
Tax assets in respect of:
Accrued employees’ and directors’ compensation	$324	$205
Stock based compensation	2,289	1,813
Research and development expenses	2,847	4,016
Fixed assets	137	159
Loss on disposal group of assets held for sale	177	710
Net loss carryforward	31,520	26,831
Total deferred tax assets	37,294	33,734
Less - valuation allowance	(37,294)	(33,734)
Deferred tax assets	$-	$-

NOTE 14 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Related party balances and transactions, excluding compensation of members of management and the Board, were as follows:

a) Reported in the accompanying consolidated balance sheets -

	December 31,
(in thousands)	2024	2023
Current Liabilities - Accounts payable trade	$-	$25
Current Liabilities - Accrued expenses	$-	$23

b) Related parties’ transactions

	Year ended December 31,
(in thousands)	2024	2023	2022
R&D services	$26	$862	$1,322

NOTE 15 – FAIR VALUE MEASUREMENT

The Company’s financial assets measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2024 and 2023:

	December 31, 2024
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,301	$3,301	$-	$-
Short term deposits	20,195	20,195	-	-
Restricted cash	430	430	-	-
Total financial assets	$23,926	$23,926	$-	$-

	December 31, 2023
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$813	$813	$-	$-
Short term deposits	26,507	26,507	-	-
Restricted cash	413	413	-	-
Total financial assets	$27,733	$27,733	$-	$-

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

The Company classified certain long-lived assets as held for sale as of December 31, 2024 and 2023 due to its plan to dispose of these assets.

During 2024, the Company decided to dispose of a group of assets consisting of the right of use asset of some of its leased property in Ness Ziona, the leasehold improvements installed in the property and certain laboratory equipment. See note 9 – Leases for additional information on the disposed right of use asset.

As of December 31, 2024, the Company had identified a potential purchaser and negotiated a potential transaction to sell these assets. The transaction was completed in the first quarter of 2025; therefore, the criteria for assets held-for-sale were satisfied as of December 31, 2024. For the year ended December 31, 2024, the Company recognized a loss of $487 thousand related to the group of assets held for sale.

On September 19, 2021, the Company entered into a lease agreement for a manufacturing plant space in Yavne, Israel for the purpose of manufacturing AllocetraTM to support ongoing clinical trials,. The lease provided for a term of 60 months with options for two successive 60-month extensions. The Company completed construction on the manufacturing plant in the fourth quarter of 2022. During 2023, the Company announced a strategic reprioritization plan, which included the sale of the plant and leasehold improvements installed in the plant and certain laboratory equipment. The group of assets and liabilities was classified as held for sale as of December 31, 2023, and the assets and liabilities were sold during 2024. The Company recognized losses on the disposed assets and liabilities of $470 thousand and $4,244 thousand for the years ended December 31, 2024 and 2023, respectively.

NOTE 17 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a. Research and development expenses – net

	Year ended December 31,
(in thousands)	2024	2023	2022
Payroll and related expenses	$3,078	$5,265	$6,371
Research and development services	5,039	9,853	8,264
Materials	553	1,880	2,044
Share Based Compensation	916	524	876
Depreciation	497	802	740
Other	540	911	1,605
	10,623	19,235	19,900
Israel Innovation Authority participation in research and development costs and royalties payable	-	(223)	(1,207)
	$10,623	$19,012	$18,693

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b. General and administrative expenses

	Year ended December 31,
(in thousands)	2024	2023	2022
Payroll expenses	$831	$912	$1,289
Compensation to directors	1,216	887	681
Professional fees	1,029	969	1,294
Office maintenance and office expenses	105	906	402
Insurance	351	567	895
Share Based Compensation	1,149	1,427	1,836
Other	232	471	707
	$4,913	$6,139	$7,104

c. Other expenses (income)

	Year ended December 31,
(in thousands)	2024	2023	2022
Loss on disposal group of assets held for sale	$957	$4,244	$-
Income from cancelation of uncertain tax positions	(605)	-	-
	$352	$4,244	$-

d. Finance income (expenses), net

	Year ended December 31,
(in thousands)	2024	2023	2022
Interest income	$1,069	$1,565	$835
(Loss) income related to marketable securities	-	-	(1,983)
Exchange differences, net	(182)	(1,224)	(4,101)
Bank commissions and other expenses	(13)	(14)	(14)
	$874	$327	$(5,263)

NOTE 18 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

1.	During the first quarter of 2025 the Company issued and sold 164,656 Ordinary Shares under the ATM Agreement.

2.	On January 29, 2025 the Company completed the sale of a group of assets consisting of the right of use asset of some of its leased property in Ness Ziona, the leasehold improvements installed in the property and certain laboratory equipment. See note 16.